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                    FISCHER-WATT GOLD COMPANY, INC.
                         1410 Cherrywood Drive
                        Coeur d'Alene, ID  83814
                    208-664-6757    Fax 208-667-6516

February 3, 1996

Dear Shareholders,

During September of 1993, a new management team assumed the responsibility of turning the Company around. To accomplish this task they adopted a program designed to cut operating costs and sell assets in order to generate the cash required to pay creditors and regain stability in the financial marketplace.

To begin this program the Company sold its rights and interests in the San Andres gold project in Honduras to Greenstone Resources Ltd. When this transaction was completed the Company received $800,000 in cash and shares of Greenstone stock and a 9% interest in Minerales de Copan, the owner of the San Andres property.

In December of 1994, the Reno office of the Company was closed and all administrative operations were consolidated in Coeur d'Alene, Idaho. During May 1995, the Company sold its 20% interest in the Minas de Oro gold project in Honduras to Tombstone Explorations Co. Ltd. Under the terms of this sale, the Company received $150,000 in cash and cancellation of its $500,000 note to Kennecott Exploration Company. This note had been in default for approximately three years.

The financial condition of the Company was improved considerably by these transactions and the Company was ready to proceed in its search for mineral operations opportunities. In August of 1995 the Company entered into an agreement with Greenstone Resources Ltd. to indirectly purchase Greenstone's interest in Greenstone of Colombia Ltd., a Bermuda corporation (GOC). Greenstone owned 99.95% of Compania Minera Oronorte S.A., a Colombian corporation. Oronorte owns and operates the El Limon mine in Northern Colombia and controls several exploration concessions in the same area.

The El Limon is a gold/silver underground mine which has been in production for the past six years. The facility includes a 100 tons per day flotation plant. Concentrates from the plant are shipped to Japan for smelting.

The consideration paid to acquire ownership of GOC consisted of:

     1.  The Company's approximate 9% interest in the Minerales de
Copan.

     2. Assumption of a maximum of $1,000,000 in debt and accounts payable owed by GOC and Oronorte.

     3. Assumption of $375,000 in equipment lease payments. This equipment consisted of four diamond drills and a non-operating cyanide leach plant.

The Company assumed operational control of Oronorte on the 24th day of August, 1995 and since that time has:

     1. Negotiated payment schedules with all creditors and suppliers.

     2. Negotiated payment schedules with the equipment leasing companies.

     3. Put three of the diamond drills and the cyanide plant up for sale. To date, two of the drills have been sold.

     4. Completed a private placement which raised approximately $820,000 to provide initial funds to support operations at El Limon. 6,067,500 shares of common stock and warrants to purchase 3,033,750 shares were issued in this private placement. The warrants are exercisable through the 31st of August, 1997 and $910,125 in additional funds will be raised if all the warrants are exercised.

Production from the El Limon mine comes from a single vein which is
1.6 feet wide and contains 1.2 ounces of gold per ton. This is high grade ore, however, the geometry of the vein makes it necessary to mine to a width of 4.0 feet creating 60% dilution of the ore with waste rock. Under these circumstances, good grade control is very important. The vein is a white, opaque quartz which breaks into pieces under two inches in diameter when blasted while the waste rock, which is a dark colored granite or gniess, breaks into much larger pieces. These two characteristics, color and fragment size, provide convenient methods of separation. At the present time, ore is separated from waste underground by hand sorting according to fragment size. A 15% increase in the grade of the ore sent to the surface for processing has been recorded as the direct result of this operation. The blasted combinations of ore and waste is very dirty and hand separation by color will not be practical until it can be washed and a pumping station installed underground which will handle the slurry produced by the washing.
A preliminary engineering study indicates that this system will cost approximately $100,000 which will be funded by our next financing efforts.

The processing plant at El Limon is capable of treating 100 tons per day. As the efficiency of the grade control program is increased, less waste will be fed to the plant, thus making room for more ore to be processed on a daily basis. This additional ore can be obtained from expansion of operations at El Limon and/or development of other properties within reasonable ore delivery range of the present processing plant.

Development of two other properties, under the control of Oronorte, has begun in order to augment production from the El Limon. This first of these, the La Aurora is approximately six kilometers from the El Limon processing facility. At this property, an interior shaft has been extended 130 feet down on a vein and work is in progress drifting horizontally along this strong structure to develop ore reserves. To date, approximately 300 feet of the vein has been exposed. Some ore grade material has been encountered but no ore reserves have been developed at this time.

The second property, the Juan Vara is approximately two kilometers from the El Limon processing plant. In a report written on the property, a discussion of previous production describes a vein similar in grade and structure to the El Limon. During a recent visit to the Juan Vara by the geologic staff of El Limon, old collapsed workings were found and samples taken from the vein exposed in a stream bed assayed 0.21 ounces of gold per ton. A diamond drill and surface trenching program is underway at this property.

The geometry of both the La Aurora and the Juan Vara vein in relation to the surface topography will make it very easy to develop them with rubber-tired mining equipment. A one cubic yard LHD (Load Haul Dump) has been purchased in the United States and will be shipped, along with spare parts, in February.

The Company assumed operating control of the El Limon Mine on August 24, 1995 and began to make modifications to operational practices. In October the mine produced 1032 ounces of gold compared to an average monthly production rate of 611 ounces for the previous nine months. In November, 1025 ounces were produced. Christmas holidays and an equipment breakdown in the mill disrupted production which fell to 700 ounces in December. Repairs to the mill equipment were completed in mid-January and production for the month rose to 800 ounces.

The improvement in gold production for October and November was in part due to the improved grade of ore in some working areas of the mine and the first phase of the grade control program which has been put into play. It is anticipated that the improved grade from existing working areas will continue through the first quarter of 1996. During that time, new development along the vein will continue on Level 5 of the mine. In addition to this work, the shaft has been extended approximately 150 feet below Level 5 and development of Level 6 has begun. In order to proceed with this development, equipment must be purchased at an estimated cost of $300,000.

In addition to the other exploration concessions controlled through Oronorte, Greenstone Resources held another property approximately twenty miles north of the El Limon mine. This property, the El Carmen has been purchased by the Company for $300,000 payable to Greenstone by June 20, 1996.

In 1994, Behre Dolbear & Company, mineral industry consultants, made a study of an Oronorte expansion plan. The El Carmen played a major role in the plan which Behre Dolbear found economically feasible. The Behre Dolbear study carried total resources at the El Carmen of 194,073 ounces of gold. At this time the Company is seeking a joint venture partner to continue exploration and development of this property.

On January 30 the Company announced completion of a merger with Great Basin Management Co., Inc., of Reno, Nevada. This transaction provides the Company with active exploration properties, an experienced geologic team and a proprietary database. Pursuant to the terms of the merger the Company has issued 4,125,660 of its common shares to the shareholders of Great Basin to acquire 100% of that company.

Great Basin currently holds lease agreements on several properties, three of which are located along the Battle Mountain-Eureka Trend, a known gold producing area in Central Nevada. Afgan/Kobeh, located approximately 30 miles northwest of Eureka, Nevada, is the subject of a joint venture with Cominco American Inc. Afgan contains a geological reserve of approximately 80,000 ounces of gold with the potential for additional reserves to be delineated by future drilling. Cominco has made a one time cash payment of $65,000 and is required to expend $1 million and complete a
feasibility study by January 2001 to retain an 80% interest.   A
joint venture with Hemlo Gold Mines Inc. has also been negotiated for the Red Canyon property, which lies approximately 10 miles north of Afgan/Kobeh. Hemlo will act as operator and is required to expend $1.5 million by January 2000 to retain an 80% interest in the property. A one time cash payment of $65,000 has been made by Hemlo. The Red Canyon property consists of a 237 claim block on which initial drilling has identified ore grade intercepts. Another property, Coal Canyon, lies 46 miles northwest of Eureka. Negotiations are underway with another major company to form a joint venture to further develop this property. To the west, near Austin, Nevada, lies the Tempo property on which Great Basin has entered into a letter of intent with Digger Resources Inc., a Calgary-based Canadian exploration company, to form a joint venture. Terms include a $25,000 initial cash payment and a requirement of Digger to spend $1.5 million through January, 2001, to retain an 80% interest. Digger must also maintain the underlying lease. Operational control remains with Fischer-Watt.
A program of trenching on the Southern Zone is to be completed by February, 1996. Great Basin retains a 20% carried interest in the properties until feasibility. Fischer-Watt's newly acquired properties are subject to a participation right held by Serem Gatro Canada which was the previous parent company of Great Basin. The right is triggered by completion of a feasibility study, whereupon Serem has the option to acquire up to a 40% interest. If Serem exercises this option, Fischer-Watt will retain a net profits position on the applicable property.

The year 1995 has been one of great excitement and progress for the Company and your management team plans to go forward with that momentum and create further progress in 1996. Specific goals for the year are:

     1. Sustain production at Oronorte at 1000 ounces of gold per month.

     2.  Begin development of the El Carmen property.

     3. Continue exploration and/or development of the La Aurora and Juan Vara properties.

     4.  Begin a regional exploration program in Northern Colombia.

     5.  Continue exploration efforts in the Battle Mountain-Eureka
Trend.

Realization of these goals will require additional money.
Analysis of the options available to raise these funds is presently underway.

The year 1995 has been a very exciting one for the Company and significant progress has been made in restoring the value of its stock. However, your management team believes that as the saying goes "You ain't seen nothing yet!"

Sincerely,


/s/ George Beattie
Chairman & CEO